UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable
 (Translation of Registrant’s name into English)

Cayman Islands
 (Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                                                                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On the evening of April 10, 2014, the Joint Provisional Liquidators (“JPLs”) of Ambow Education Holding Limited (in Provisional Liquidation) (the “Company”) convened a teleconference with  shareholders and creditors of the Company.  The following is a summary of the principal matters presented to the participants on the call.

The purpose of this call was to provide the creditors and shareholders of the Company with an update on the restructuring plan which is currently being negotiated with China Education International Holdings Limited (“CEIHL”) in order to rescue the Company as a solvent going concern.

The restructuring plan is still in the process of being negotiated, and therefore the final terms are not yet available for dissemination amongst the creditors and shareholders of the Company.  Moreover, there can be no assurance that these negotiations will be concluded, or concluded in time to avoid default under indebtedness of members of the Company’s group (the “Group”) within the PRC and enforcement of security under that indebtedness and/or other secured indebtedness of the Company which is in default.  Failure to achieve a timely and successful restructuring or to receive the required sanction of the restructuring plan by the Grand Court of the Cayman Islands could also result in placement of the Company in official liquidation, delisting of the Company’s American Depositary Shares (“ADSs”) by the New York Stock Exchange (the “NYSE”) and other material and adverse consequences to the Company and its creditors and shareholders.  The JPLs anticipate that the hearing of the Petition scheduled for Tuesday, April 15, 2014, will comprise mainly an update for the Cayman Court on the current progress of negotiating and documenting the restructuring plan.  The JPLs hope to schedule a preliminary hearing to sanction the restructuring plan within the next two weeks.

Background

The JPLs were appointed as provisional liquidators of the Company on June 7, 2013 by the Cayman Court following the filing of a winding up petition by GL Asia Mauritius II Cayman Limited (the “Petitioner”).

Prior to the JPLs’ appointment, the Audit Committee of the Company had commenced an investigation into allegations of certain financial improprieties and wrongful conduct by certain senior executives within the group of entities of which the Company is the parent (the “Audit Committee Investigation”). In July 2012, the Audit Committee engaged Fenwick & West LLP (“Fenwick & West”) and Ernst & Young LLP (“Ernst & Young”) to assist with the investigation. At that time, the Company’s auditor was Pricewaterhouse Coopers Zhong Tian CPAs Limited Company (“PWC”).

In March 2013, three members of the Board of Directors — two of which held positions on the Audit Committee — resigned stating that they were unable to effectively discharge their duties in light of the refusal of Dr. Jin Huang to resign or take a leave of absence from her leadership positions within the Group whilst the Audit Committee Investigation was ongoing.  PwC, Fenwick & West and Ernst & Young all resigned from their respective roles shortly thereafter. The Company subsequently appointed replacements for each of the above, being Marcum Bernstein & Pinchuk LLP (“Marcum Bernstein”) as auditors, and DLA Piper LLP (“DLA”) and Deloitte Financial Advisory Services LLP (“Deloitte”) to assist with the Audit Committee Investigation.

A winding up petition was subsequently filed by the Petitioner on April 23, 2013 seeking that the Company be wound up on a just and equitable basis, citing the oppression of minority shareholders and a loss of confidence in management.

Following a contested hearing on June 7, 2013, the Cayman Court concluded that it was necessary to appoint provisional liquidators in order to take control of the Company and to facilitate the completion of the Audit Committee Investigation. In the weeks following the JPLs’ appointment, the JPLs took steps to both preserve the assets of the Company and to facilitate the recommencement of the Audit Committee Investigation. However, it quickly became apparent that the Company faced severe liquidity constraints, with significant debts outstanding and only approximately USD33,000 being held in cash at the Company level, while the majority of the Group’s other cash resources and assets (including trading operations) were held onshore within the PRC.

On September 23, 2013, JPLs formed a committee comprising of creditors and shareholders of the Group (the “Stakeholder Committee”).  On November 13, 2013, the Cayman Court sanctioned the recommencement of the Audit Committee Investigation following an application which was brought by the JPLs with the support of the members of the Stakeholder Committee. Engagement letters were subsequently finalized with DLA and Deloitte to complete the Audit Committee Investigation, with the assistance of third party funding which the JPLs negotiated on the Company’s behalf.

On February 20, 2014, the JPLs received the report on the Audit Committee Investigation from DLA. In summary, this report concluded that there was insufficient evidence to substantiate the allegations as to questionable or inappropriate conduct which had been made against the directors, officers and employees of the Group.  However, the report advised that the Group’s corporate governance structure needed improvement. Shortly after receiving this report, the JPLs re-commenced negotiations with parties who had previously expressed an interest in providing long term funding to the Group.

Throughout this time, the Group’s PRC onshore business had continued to operate under the direction of onshore management but was subject to severe liquidity constraints. The onshore business had continued as a going concern relying on a series of short term loans provided by various third parties.  However, as a result of liquidity constraints caused in part by the repayment of the loan facility to Bank of Beijing, onshore management subsequently entered into two significant loan agreements which are now falling due in April 2014. The first of these was a loan of RMB50 million (or approximately USD8 million) obtained during October 2013 from a PRC government-based asset management company. This loan was originally repayable in two tranches in April and May 2014 but the JPLs were recently advised by the onshore management that due to repeated failures to timely meet the monthly deposit requirements pursuant to the loan agreement, the entire loan is now due and repayable on April 20, 2014. This loan is secured by the shares in Beijing Jinghan Yingcai Education and Technology Co. Ltd, which owns a major part of the Group’s tutoring business. A separate loan was obtained from a third party in the PRC in the amount of RMB33 million (or approximately USD5.3 million). This loan falls due for repayment on April 30, 2014 and is guaranteed by three consolidated entities of the Company which together own the great majority of the Group’s tutoring centers, career enhancement centres and K-12 schools, and as a result represent a vital and material part of the Group’s business.

Following discussions with a number of potential investors, an exclusivity agreement was entered into with CEIHL on March 9, 2014 whereby the JPLs agreed to grant a period of exclusivity to negotiate and implement a restructuring plan in return for continued forbearance under their loan facility.

CEIHL initially became involved with the Company on September 17, 2013 when the JPLs were advised that the secured loan facility which was originally held by International Finance Corporation (“IFC”) (the “Existing Offshore Loan Agreement”) had been transferred ultimately to the benefit of CEIHL. Prior to the Company entering provisional liquidation, IFC had disbursed a loan of USD20 million to the Company. This loan was to be repaid in four tranches. Two of these were paid on schedule (totaling USD3 million); however, the third repayment of principal of USD3 million due on June 30, 2013 was not paid. This loan remains in default. The security package for this loan includes enforcement rights over the shares of the non-PRC subsidiaries of the Company upon an event of default under the loan agreement, including those entities which ultimately hold the investment in the onshore business within the PRC. The entirety of the IFC loan principal of USD17 million remains outstanding to CEIHL, along with applicable interest.

A non-binding term sheet for the Company’s contemplated restructuring was subsequently executed by the JPLs with CEIHL on March 30, 2014.

The JPLs highlighted the urgency surrounding the restructuring plan given the imminent due dates for the repayment of the relevant onshore loans in the PRC. The JPLs expect that enforcement action by either of the onshore lenders against key PRC entities within the Group, or by CEIHL pursuant to its security over the Company’s offshore subsidiaries, will trigger an official liquidation of the Company.

Terms of the Restructuring Plan

Funding

The restructuring plan includes a combination of intended loans and funding by CEIHL and associated entities for approximately USD48 million. This amount is intended to return the Company to solvency and provide the onshore business with funding to meet its repayment obligations with respect to the onshore loans which fall due this month, enabling it to continue as a going concern.  More specifically at this stage, it is anticipated that this amount will comprise of the following components:

•                  USD33 million loan provided to the Company outside the PRC (the “Offshore Loan”) pursuant to an amendment and restatement of the the Existing Offshore Loan Agreement (the “Offshore Loan Agreement”) comprising:

•                  USD17 million to cover the outstanding principal amount under the Existing Offshore Loan Agreement (this tranche is essentially an extension and amendment and restatement of the outstanding offshore loan initially granted by IFC and later transferred to CEIHL); and

•                  USD16 million of new money; and

•                  RMB equivalent of USD15 million of funding (the “Onshore Funding”) being funded onshore to refinance the onshore loans coming due in April, with any remainder to provide working capital.

The new USD16 million component of the Offshore Loan is to be used, among other things, to meet the costs of the provisional liquidation including the third party advisors which have been engaged by the JPLs, and the repayment of the loans obtained to facilitate completion of the Audit Committee Investigation and importantly all of the outstanding amounts owed to unsecured creditors at the Company level. This funding is also expected to fund the completion of the outstanding audit work being conducted by Marcum Bernstein, completion of the requisite filings with the Securities and Exchange Commission, and the development of the corporate governance plan for the Group by KPMG’s advisory team.

The restructuring plan contemplates that approximately USD3.75 million of the costs of the provisional liquidation will be funded by the Petitioner pursuant to an undertaking provided by the Petitioner to the Grand Court of the Cayman Islands on June 7, 2013. The JPLs are currently liaising with the Petitioner in relation to this payment.

Convertibility

The restructuring plan contemplates that the proposed Offshore Loan will be convertible into Class A ordinary shares of the Company representing approximately 85% of the total share capital of the Company and approximately 50.1% of the total voting rights in the Company on an as-converted basis. (This calculation also assumes that none of the currently outstanding Class B shares, which are entitled to 10 votes per share, are converted into Class A shares with one vote per share, and gives effect to the proposed rectification of the shareholding of SummitView Investment Fund I, L.P. described below.)  We anticipate the ADS holders will hold slightly less than 4% of the total share capital of the Company when taking into account the dilution impact of the conversion on a on a pro forma and fully diluted basis (assuming for this purpose that the outstanding Class B shares are converted into Class A shares with one vote per share). The Onshore Funding will not be convertible into shares and only the Offshore Loan is convertible in accordance with the terms and conditions of the Offshore Loan Agreement.

The authorized share capital of the Company will need to be increased in order for CEIHL to obtain the desired percentages upon conversion. This increase in share capital will require an ordinary resolution to be passed by shareholders at a duly convened general meeting.

The restructuring plan also involves the rectification of the shareholding of SummitView Investment Fund I, L.P. to reflect payments which they have made to the Group to date. A share purchase agreement was entered into between the Company and SummitView prior to the Company entering provisional liquidation whereby approximately 30 million Class A ordinary shares were issued to SummitView in consideration for payment to the Company of USD21 million. These shares were issued in full to SummitView, however, only the initial tranche of the purchase price of USD5 million was paid. During the course of our appointment, the limited partners of SummitView made a number of loans directly to the onshore business including funding for the Audit Committee Investigation.

The JPLs are negotiating an agreement  between the Company and SummitView under which SummitView will retain approximately 48% of the Class A shares which have been issued to them, based on consideration of the approximately USD10 million of  funding which has been provided to date. This consists of the USD5 million paid as the initial tranche of the purchase price and a further payment of USD5 million paid directly to Ambow Online as a loan during the provisional liquidation of the Company. The remaining Class A shares will be surrendered and cancelled. The loans that have been made by the limited partners of SummitView directly to the onshore business, totaling RMB15 million, will remain in place.

Corporate Governance

The restructuring plan anticipates using the new loan proceeds to fund the preparation of a comprehensive corporate governance scheme for the Group, based on the recommendations previously made by PWC and incorporating solutions to the corporate governance issues identified by DLA in its February 2014 report on the Audit Committee Investigation.  The scheme would include the formulation and implementation of a plan to improve corporate governance and internal controls throughout the Group and to monitor the ongoing implementation thereof.

The investigative report recently prepared by DLA included a recommendation to engage a third party consultant to advise the Company regarding internal controls and corporate governance best practices.  Since the DLA report was issued, the JPLs have sought an engagement letter from KPMG’s advisory team experienced in advising listed companies on matters relating corporate governance. The scope of this engagement is expected to address corporate governance deficiencies already identified by developing an implementation plan. The current scope includes implementing a nine-months monitoring period where progress on the implementation plan will be reported directly by KPMG’s advisory team to the Company’s Board of Directors. The scope of KPMG’s engagement is still being discussed with the members of the Stakeholder Committee.

Eventual oversight of the implementation plan will need to reside with the Board of Directors, whose control of the Company will be reinstated on discharge of the JPLs.

With regards to the Board of Directors, the restructuring plan currently anticipates that CEIHL will be entitled to nominate a majority of the Company’s Board of Directors, and that one or more of the prior directors will resign as part of the restructuring. It is expected that CEIHL will be able to nominate either directors or legal representatives to other Group entities as deemed appropriate. Extensive discussions have been conducted to date with the representatives of CEIHL, the current directors of the Company and other key stakeholders such as the Petitioner, as to the proposed composition of the new Board of Directors upon the JPLs being discharged from the Company, which may be announced prior to the sanction hearing being held.

Third Party Participation in the Restructuring

CEIHL has entered negotiations with a number of potential investors with regards to their participation in the restructuring; however, it is still unclear at this stage whether this will occur.

Discharge of JPLs

A fundamental aspect of the restructuring plan is that the JPLs will be discharged from the Company as quickly and as cost-effectively as possible. Negotiations are ongoing as to what stage in the restructuring process funding will be made available by CEIHL and when the Company will exit provisional liquidation. To facilitate the discharge of the JPLs from the Company the winding up petition filed by the Petitioner needs to be either withdrawn by the Petitioner or dismissed by the Court. The JPLs are working closely with the Petitioner to address their concerns in an effort to obtain their consent to the restructuring agreement and their voluntary withdrawal of the winding up petition.

JPLs’ Views on the Restructuring Plan

The restructuring plan will necessarily require existing shareholders’ interests to be diluted to allow for the conversion rights to CEIHL. In evaluating and negotiating the restructuring contemplated plan, the JPLs have carefully considered the following:

•                  The existing equity holders would likely recover nothing in an official liquidation of the Company; and

•                  Any default on the onshore loans due in April would give the onshore lenders broad powers to seize control of major and valuable parts of the Group. There is currently no available cash with which to settle those debts and should the lenders foreclose, as they have informed the JPLs they will, there is no realistic prospect of the Company returning to solvency.

Based on the above factors, the JPLs believe that the contemplated restructuring plan appears to be the only available option by which the Company can settle its debts, the onshore loans are repaid timely and that value is retained by existing shareholders albeit subject to substantial dilution.

Sanction

The JPLs anticipate that the hearing the Petition scheduled for Tuesday, April 15, 2014, will comprise mainly an update for the Cayman Court on the current progress of negotiating and documenting the restructuring plan.  The JPLs hope to schedule a preliminary hearing to sanction the restructuring plan within the next two weeks.  The JPLs are actively negotiating refinancing of the onshore loan due April 20, 2014, on a basis that does not require sanction of the Cayman Court in an effort to ensure the timely repayment of that onshore loan. The JPLs intend to provide notice of the sanction hearing to the creditors and shareholders of the Company when the date is set.  It should be noted that it is likely that the provision of such notice will be very close to the time of the sanction hearing given significant time pressure.

If the Court sanction of the restructuring plan is obtained with the Petitioner’s consent, it is presently anticipated that a request will be made shortly thereafter for a hearing of the winding up petition to seek its withdrawal by the Petitioner, during which the JPLs would expect to be discharged. At that time, the Company would exit provisional liquidation.

Please note that the outcome of these proceedings cannot be predicted with any certainty.

Please note that the listing status of the Company on the NYSE remains under close review.  In addition to an anticipated delisting if the Company were to enter into an official liquidation, even if the contemplated restructuring were completed successfully, the Company may not be able to sustain its listing on the NYSE if the filing of its Annual Reports on Form 20-F for 2012 and 2013 cannot be achieved by May 15, 2014, or if the degree of dilution resulting from the contemplated restructuring, a decline in the Company’s share price or other factors cause the Company to fail to meet the quantitative or qualitative listing criteria of the NYSE on an ongoing basis.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Wing Sze Tiffany Wong
Name:	Wing Sze Tiffany Wong (without personal liability)
Title:	Joint Provisional Liquidator

Date: April 14, 2014